[DOREL LETTERHEAD]







                                                     May 31, 2006

BY EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Attention:  Nili Shah
            Accounting Branch Chief

Re:  Dorel Industries, Inc.
     Form 40-F for the Fiscal Year ended December 30, 2005
     File No. 0-29712

Dear Ms. Shah:

              We hereby acknowledge receipt of the comment letter dated May 19, 2006 (the "Comment Letter") from the staff of the Securities and Exchange Commission (the "Commission") concerning the above captioned Annual Report on Form 40-F for the fiscal year ended December 30, 2005 (the "40-F").

              We submit this letter in response to the Comment Letter. For ease of reference, we have reproduced the text of the comments in bold-face type below, followed by our responses.



                          ---------------------------

                           RESPONSES TO STAFF COMMENTS


Form 40-F for the year ended December 30, 2005
----------------------------------------------

General
-------

1. Your geographic segment information contained in note 25 indicates that the majority of your goodwill and property, plant and equipment is located in the United States. Based on this fact, it is unclear to us whether the majority of your remaining assets is also located in the United States. If so, please tell us how you satisfied the requirements to be considered a foreign private issuer as defined by Rule 405 of Regulation C, for the purposes of filing on Form 40-F. We presume that less than 50% of your outstanding voting securities are directly or indirectly owned of record by residents of the U.S. Please confirm.

         Response: We confirm that less than 50% of Dorel Industries, Inc.'s (the "Company") outstanding voting securities are directly or indirectly owned of record by residents of the United States.

Auditors' Report
----------------

2. We note from the KPMG audit report that another auditor performed the 2004 audit of your financial statements. It appears that Goldsmith Hersh performed the 2004 audit, based on the consent from them dated April 4, 2006. Please tell us where you have included the 2004 audit opinion from Goldsmith Hersh in your filing or tell us why you believe the report is not required.

         Furthermore, we note that Goldsmith Hersh is not listed as a registered firm with the Public Company Accounting Oversight Board (PCAOB) as of the May 17, 2006 listing. Please tell us whether the firm was registered during the audit of your 2004 financial statements. If not, please tell us your basis for not obtaining an audit from a PCAOB-registered firm in 2004.

         Response: We have been advised that, pursuant to applicable Canadian law, the audit report of Goldsmith Hersh, the Company's auditors in respect of fiscal 2004, was not required to be filed in Canada with the Company's audited financial statements in respect of fiscal 2005. The only Canadian law requirement was to include a reference to such report in respect of fiscal 2004 in KPMG's audit report in respect of fiscal 2005. The Company's Form 40-F therefore included the audit report required under Canadian law, as we believe is appropriate pursuant to the requirements of Form 40-F. The Company included Goldsmith Hersh's consent in the Form 40-F because of the reference to it in KPMG's audit report, in accordance with the requirements of Form 40-F.

         Goldsmith Hersh was registered with the PCAOB during the period that they were the auditors of the Company. Subsequent to KPMG replacing them as auditors of the Company, they elected to de-register as they no longer have any U.S-listed clients.

Note 22.  Income Taxes
----------------------

3. We note that you reduced income tax expense in 2005 and 2004 by $6.5 million and $9 million, respectively, relating to the recovery of income taxes arising from exempt items and the use of unrecorded tax benefits. Please tell us the amount of the recovery from exempt items and clarify the nature of these items. For example, please clarify whether these items represent permanent differences under SFAS 109. Please provide specific examples of these items and tell us the periods in which they originally arose, if other than the period in which they were recognized.

         With respect to your unrecorded tax benefits, please address the following.

         o Tell us the circumstances that originally gave rise to your unrecorded tax benefits and the periods in which they originally arose.
         o Tell us why you have not recognized these benefits in the periods in which they originally arose.
         o Discuss the circumstances that occurred in 2005 and 2004 that allowed you to use these benefits and recognize the amounts noted above.
         o Provide to us a roll-forward from December 31, 2003 to December 30, 2005.

         Response: Please see Appendix B to this letter for the Company's response

Closing Comments
----------------

         In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

         o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

         o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

         o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         Response: Attached as Appendix A to this letter is the requested statement.

                                      *****

              We appreciate your assistance in reviewing this response letter. Please direct all questions or comments regarding this filing to Frank Rana at 1255 Greene Ave, Suite 300, Montreal, Quebec H3Z 2A4.

                                            Sincerely,


                                            /s/  Frank Rana
                                            --------------------------------
                                            Frank Rana
                                            Vice-President, Finance

Attachment

cc:  Tracey McKoy, Securities and Exchange Commission
     Audit Committee of Dorel Industries Inc.
     Jeffrey Schwartz, Executive Vice-President and CFO - Dorel Industries Inc. Gary O'Connor, KPMG LLP
     Michael Yuck, Goldsmith Hersh
     Jennifer Mazin, Shearman & Sterling LLP

Appendix A







                                  May 31, 2006




BY EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

                             Dorel Industries, Inc.
                           Annual Report on Form 40-F
                               (File No. 0-29712)

         Reference is made to the Annual Report on Form 40-F for the fiscal year ended December 30, 2005 (the "Annual Report") filed by Dorel Industries, Inc. (the "Company") with the Securities and Exchange Commission (the "Commission"). The Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the Annual Report. The Company further acknowledges that comments of the staff of the Commission or changes to disclosure in response to such comments do not foreclose the Commission from taking any action with respect to the Annual Report. In addition, the Company further acknowledges that it may not assert the comments of the staff of the Commission as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                         Very truly yours,

                                         Dorel Industries, Inc.


                                         By:     /s/ Frank Rana
                                             -------------------------------
                                             Name:   Frank Rana
                                             Title:  Vice-President, Finance

Appendix B

(Amounts in thousands of U.S. dollars)

The 2005 and 2004 amounts from the "recovery of income taxes arising from exempt items and the use of unrecorded tax benefits" line in Note 22 consists of the following:

A) Exempt items and additional tax benefits that represent permanent differences under SFAS 109:

                                                                2005       2004
                                                                ----       ----

   o The Company's multi-national organizational structure
     allows for interest deductions in more than one tax
     jurisdiction. As a result these deductions have the       $2,451     $3,278
     effect of lowering the Company's effective tax rate.
     In 2004 and 2005 these deductions were

   o Amount allocated to "recovery of income taxes arising
     from exempt items and the use of unrecorded tax
     benefits" instead of "Difference in effective tax rates    4,165          -
     of foreign subsidiaries"
                                                            --------------------
                                                  Sub-total:    6,616      3,278

   o An interest free loan within our group of companies
     which gives rise to an imputed interest deduction for        828      1,874
     tax purposes in a specific tax jurisdiction

   o Expenses that are not tax deductible                      (1,533)         -

   o Other                                                        550          -
                                                            --------------------
                                Total permanent differences:   $6,461     $5,152
                                                            --------------------

   Note: These amounts arose in their respective periods and as such could not have been recognized previously.

B) Unrecorded tax benefits arising from prior year corrections and new estimates of the realization of tax benefits :

                                                                2005       2004
                                                                ----       ----

   o Corrections of 31/12/2003 taxes of various subsidiaries
     upon finalization of tax returns and results of tax
     audits (change in estimates). Income taxes are
     determined in accordance with the rules established by
     local taxation authorities based on estimates. As tax
     returns are finalized at a later date, occasionally,           -     $3,219
     different tax strategies are used to those originally foreseen in order to minimize income taxes. When the outcome of prior year corrections is a recovery of taxes, it represents unrecorded tax benefits, thus included on this line in the tax reconciliation.

   o The utilization of brought forward tax losses that a
     subsidiary was unable to recognize before 2004 because
     it did not meet the recognition criteria (i.e., the
     100% valuation allowance was reversed). These unused
     tax losses arose in 2000 to 2003. In 2004, this entity
     was able to apply unused losses against taxable income
     as it became profitable; $628 was realized from such
     unrecorded tax benefits. Additionally, with new                -        628
     favourable evidence (existing backlog, expected future
     income, etc.), the tax benefits resulting from the
     remaining accumulated tax losses also met the
     recognition threshold of "more likely than not to be
     realized", thus the 100% valuation allowance was
     reversed and a deferred tax asset of $725 was
     recognized for the remaining unused tax loss amount.
     The $725 appears separately in the 2004 tax
     reconciliation.
                                                            --------------------
                              Total unrecorded tax benefits:        -      3,847
                                                            --------------------
                                        TOTAL, AS DISCLOSED:   $6,461     $8,999
                                                            ====================

As mentioned in A) above, due to a clerical error, an amount of $4,165 disclosed under "recovery of income taxes arising from exempt items and the use of unrecorded tax benefits" in Note 22 for the fiscal year ended December 30, 2005 should have been classified under "difference in effective tax rates of foreign subsidiaries". We consider this mis-allocation to be immaterial.

A roll-forward schedule from December 31, 2003 to December 31, 2005 has not been provided because the Company believes that such a schedule would not elaborate further on the detail provided above.